Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside Petroleum Ltd.

ASX Announcement	ACN 004 898 962
Monday, 22 November 2021	Mia Yellagonga
11 Mount Street
Perth WA 6000
ASX: WPL	Australia
OTC: WOPEY	T +61 8 9348 4000
www.woodside.com.au

SCARBOROUGH AND PLUTO TRAIN 2 DEVELOPMENTS APPROVED

Final investment decisions have been made to approve the Scarborough and Pluto Train 2 developments, including new domestic gas facilities and modifications to Pluto Train 1.

The US$12.0 billion (100%, $6.9 billion Woodside share) LNG development is expected to deliver significant cash flow and enduring value to shareholders. Scarborough gas processed through Pluto Train 2 will be one of the lowest carbon intensity sources of LNG delivered to customers in north Asia, with first LNG cargo targeted for 2026.

With the sell-down of 49% of Pluto Train 2 announced on 15 November 2021, the expected investment metrics for the integrated development are:

•	An internal rate of return (IRR) of above 13.5%

•	An all-in cost of supply for LNG delivered to north Asia of approximately $5.8/MMBtu

•	A payback period of 6 years.[1]

Woodside’s overall corporate 2P Total Reserves has increased by approximately 158% to 2,342.0 MMboe.2

Woodside CEO Meg O’Neill said approving the development of the world-class Scarborough gas resource is a landmark achievement for Woodside.

“Today’s decisions set Woodside on a transformative path. Scarborough will be a significant contributor to Woodside’s cash flows, the funding of future developments and new energy products, and shareholder returns.

“This capital efficient development leverages Woodside’s existing infrastructure and our proven expertise in project execution. The contracting model, development concept and execution strategy have been designed to reduce cost risk and protect shareholder value.

“The Scarborough reservoir contains only around 0.1% carbon dioxide, and Scarborough gas processed through the efficient and expanded Pluto LNG facility supports the decarbonisation goals of our customers in Asia.

“The final investment decision is underpinned by quality customer support with approximately 60% of Scarborough capacity contracted, including domestic gas for the proposed Perdaman urea project.

“Developing Scarborough delivers value for Woodside shareholders and significant long-term benefits locally and nationally, including thousands of jobs, taxation revenue and the supply of gas to export and domestic markets for decades to come,” she said.

[1]

IRR, Woodside cost of supply and payback period assume Woodside equity of 73.5% in Scarborough, 51% in Pluto Train 2 and 90% in Pluto LNG; includes GIP’s additional funding of ~$835m of capital expenditure from the sell-down of Pluto Train 2 and payments due on FID to ExxonMobil and BHP. IRR and payback period are a look forward from January 2021 and assume US$65/bbl (real terms 2022) Brent oil price. The integrated Woodside cost of supply (real terms 2021) is based on a 10% rate of return (both upstream and downstream), includes shipping to north Asia and is a look forward from January 2020. Payback period is calculated from undiscounted cash flows, RFSU + approximately 6 years.

[2]

Based on 2P Total Reserves at 31 December 2020, adjusted for the reserves updates announced on 15 July 2021, 18 August 2021, 21 October 2021 (Wheatstone region (Julimar-Brunello) reserves adjusted for year-to-date production) and 5 November 2021 (Greater Pluto region reserves adjusted for year-to-date production).

Processing and services agreement

The Scarborough and Pluto Train 2 joint ventures have executed a fully termed processing and services agreement (PSA) for the processing of Scarborough gas through the Pluto LNG facilities. The PSA provides for the Scarborough Joint Venture to access LNG and domestic gas processing services at a rate of up to 8 million tonnes per annum of LNG and up to 225 terajoules per day of domestic gas for an initial period of 20 years, with options to extend.

The PSA is supported by associated processing and services agreements executed with the Pluto Joint Venture in respect of access to the existing Pluto LNG facilities.

The PSA is subject to certain conditions precedent including relevant regulatory approvals, and the execution of the Domestic Gas Commitment Agreement and associated infrastructure and development agreements with the Government of Western Australia.

Reserves booking

As a result of the final investment decision, Greater Scarborough contains 1P Undeveloped Reserves of 956.6 MMboe, 2P Undeveloped Reserves of 1,432.7 MMboe and a 2C Contingent Resource of 165.3 MMboe (Woodside share).

The attached notes on petroleum resource estimates form part of this announcement.

About Scarborough

The Scarborough field is located approximately 375 km off the coast of Western Australia and is estimated to contain 11.1 trillion cubic feet (100%) of dry gas. Development of Scarborough will include the installation of a floating production unit (FPU) with eight wells drilled in the initial phase and thirteen wells drilled over the life of the Scarborough field. The gas will be transported to Pluto LNG through a new trunkline of approximately 430 km.

The key contractors are McDermott for the FPU; Subsea Integration Alliance for subsea hardware, risers and flowlines; Valaris for drilling; Europipe for the trunkline pipe; and Saipem for the trunkline installation.

The Scarborough Joint Venture comprises Woodside Energy Scarborough Pty Ltd (73.5%) and BHP Petroleum (Australia) Pty Ltd (26.5%).

About Pluto LNG and Pluto Train 2

Pluto LNG is an onshore LNG processing facility located near Karratha in the north-west of Western Australia. First cargo from the single-train facility was delivered in 2012.

Expansion of Pluto LNG will include the construction of Pluto Train 2, associated domestic gas processing facilities, supporting infrastructure and modifications to Pluto Train 1 to allow it to process Scarborough gas. Bechtel has been selected as the EPC contractor for Pluto Train 2 and integration into existing Pluto LNG facilities.

The Pluto Joint Venture (including the Pluto foundation assets) comprises Woodside Burrup Pty Ltd (90%), Kansai Electric Power Australia Pty Ltd (5%) and Tokyo Gas Pluto Pty Ltd (5%).

On completion of the Pluto Train 2 sell-down announced on 15 November 2021 the Pluto Train 2 Joint Venture will comprise Woodside Burrup Train 2 A Pty Ltd (51%) and Global Infrastructure Partners (49%).3

Teleconference and investor presentation

A teleconference providing an overview of the Scarborough and Train 2 developments and a question and answer session will be hosted by Meg O’Neill at 11:00 AEDT / 08:00 AWST on Tuesday, 23 November 2021.

A separate announcement containing the teleconference registration details will be released to the ASX shortly.

[3]	The purchasing entity is Sharon Acquirer Trust, an investment entity owned by funds managed or advised by Global Infrastructure Partners (GIP).

Investor Update 2021

An update on Woodside’s strategy and value proposition will be held as a virtual event on Wednesday, 8 December 2021, commencing at 12:30 AEDT / 09:30 AWST.

Further details of the Investor Update 2021, including log-in details for the webcast, will be released to the ASX closer to the date.

Contacts:

INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This ASX announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Reporting of the Woodside reserves and resource estimate for Scarborough area resources

The Woodside reserves and contingent resource estimates for the Scarborough area resources is based on SPE-PRMS.

1.	The Scarborough field has estimated 1P Undeveloped Reserves of 956.6 MMboe and 2P Undeveloped Reserves of 1,432.7 MMboe (Woodside share).

2.	Woodside holds a 73.5% interest in the WA-61-L and WA-62-L production licences which contain the Scarborough field.

3.	The Woodside total resource estimate for the Scarborough field has been calculated using a probabilistic method.

4.

The Woodside Reserves and Contingent Resource estimates are based on Woodside’s technical evaluation of subsurface and seismic data. There is no requirement for further appraisal to confirm the estimate.

Notes on petroleum resource estimates

1.

Unless otherwise stated, all petroleum resource estimates are quoted as at the balance date (i.e. 31 December) of the Reserves Statement in Woodside’s most recent Annual Report released to the Australian Securities Exchange (ASX) and available at https://www.woodside.com.au/news-and-media/announcements, net Woodside share at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius). The Reserves Statement dated 31 December 2020 has been subsequently updated by ASX announcements dated 15 July 2021, 18 August 2021, 21 October 2021, 5 November 2021 and this ASX announcement dated 22 November 2021. Woodside is not aware of any new information or data that materially affects the information included in the Reserves Statement. All the material assumptions and technical parameters underpinning the estimates in the Reserves Statement continue to apply and have not materially changed.

2.

Woodside reports reserves net of the fuel and flare required for production, processing and transportation up to a reference point. For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO), while for the onshore gas projects the reference point is defined as the inlet to the downstream (onshore) processing facility.

3.

Woodside uses both deterministic and probabilistic methods for estimation of petroleum resource at the field and project levels. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. Note that the aggregated Proved level may be a very conservative estimate due to the portfolio effects of arithmetic summation.

4.

‘MMboe’ means millions (106) of barrels of oil equivalent. Dry gas volumes, defined as ‘C4 minus’ hydrocarbon components and non-hydrocarbon volumes that are present in sales product, are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of oil and condensate, defined as ‘C5 plus’ petroleum components, are converted from MMbbl to MMboe on a 1:1 ratio.

5.

The estimates of petroleum resource are based on and fairly represent information and supporting documentation prepared under the supervision of and approved by Mr Jason Greenwald, Woodside’s Vice President Reservoir Management, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. Mr Greenwald’s qualifications include a Bachelor of Science (Chemical Engineering) from Rice University, Houston, Texas, and more than 20 years of relevant experience.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.